

SECU 05039551 SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53440

RECEIVED MAR - 1 2005 WASH., D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CREDIT SUISSE PRIVATE ADVISORS EFFUS AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bahnhofstrasse 78

(No. and Street)

Zurich	Switzerland	CH-8070
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Hickey +(411) 334-0032

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

757 Third Avenue	New York		10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/22/05

This report contains (check all applicable boxes):

- [X] (a) **Facing Page**
- [X] (b) **Statement of Financial Condition**
- [X] (c) **Statement of Income (Loss)**
- [X] (d) **Statement of Cash Flows**
- [X] (e) **Statement of Changes in Stockholder's Equity**
- [ ] (f) **Statement of Changes in Borrowings Subordinated to Claims of General Creditors**
- [X] (g) **Computation of Net Capital Pursuant to Rule 15c3-1**
- [ ] (h) **Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
- [ ] (i) **Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
- [ ] (j) **A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)**
- [ ] (k) **A Reconciliation between the Audited and Unaudited Statement of Financial Condition with respect to methods of Consolidation**
- [X] (l) **An Oath or Affirmation**
- [ ] (m) **A Copy of the SIPC Supplemental Report (under separate cover)**
- [X] (n) **A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)**
- [ ] (o) **Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts (not applicable)**
- [ ] (p) **Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act (not applicable)**

See also PUBLIC report filed simultaneously herewith:
Securities Exchange Act:
Statement of Consolidated Financial Condition
Computation of Net Capital Pursuant to Rule 15c3-1
Supplemental Report on Internal Control

I, Richard Isarin, being duly authorized and sworn, affirm that I am an officer of CREDIT SUISSE Private Advisors ("the Company") and, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule of the Company for the year ended December 31, 2004 are true and correct. I further affirm that neither the Company nor any director or principal officer has any proprietary interest in any account classified solely as that of a customer.



Richard Isarin
Chief Executive Officer
CREDIT SUISSE Private Advisors

Subscribed and sworn to before me
this 23 day of February, 2005.



Notary Public

STATE OF NEW YORK)
COUNTY OF ~~NEW YORK~~ Kings) SS:

MARY ELLEN INTERNICOLA
Notary Public, State of New York
No. 01IN5014061
Qualified in Kings County
Commission Expires July 15, 2007



KPMG LLP
345 Park Avenue
New York, NY 10154


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2005
WASH. D.C.
213
SECTION

Independent Auditors' Report

The Board of Directors
CREDIT SUISSE Private Advisors:

We have audited the accompanying statement of financial condition of CREDIT SUISSE Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Company's internal control over financial reporting. According, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CREDIT SUISSE Private Advisors as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

CREDIT SUISSE PRIVATE ADVISORS
(A Wholly Owned Subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2004

Assets		
Cash and cash equivalents	$	12,980,765
Receivables from brokers, dealers, and clearing organizations		147,174
Furniture and equipment at cost, net of accumulated depreciation of $59,848		207,976
Capitalized software at cost, net of accumulated amortization of $885,061		515,532
Other assets		512,000
Total assets	$	14,363,447
Liabilities and Stockholder's Equity		
Liabilities:		
Payable to affiliated companies	$	649,634
Accounts payable, accrued expenses, and other liabilities		2,153,245
Total liabilities		2,802,879
Stockholder's equity:		
Common stock, CHF 20 par value. Authorized, issued, and outstanding 750,000 shares		8,953,086
Additional paid in capital		19,727,881
Accumulated deficit		(19,984,667)
Accumulated other comprehensive income		2,864,268
Total stockholder's equity		11,560,568
Total liabilities and stockholder's equity	$	14,363,447

See accompanying notes to statement of financial condition.

(1) Organization and Business Description

CREDIT SUISSE Private Advisors (the Company) is a wholly owned subsidiary of Credit Suisse, which is a wholly owned subsidiary of Credit Suisse Group (CSG). The Company, as a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. (NASD), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions are cleared through Swiss American Securities Inc. or Bear Stearns Securities Corp. on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission with certain regulatory authorities.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2004 of the financial statements in addition to the reported amounts of revenues and expenses during the year then ended. These estimates and assumptions are based on judgment and available information, and consequently, actual results could differ from those estimates.

The Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value as the market value of such items is not materially sensitive to shifts in market interest rates due to the limited term and nature of such instruments.

Cash and cash equivalents includes accounts maintained with banks with maturities of ninety days or less.

Furniture and equipment are carried at cost less accumulated depreciation and amortization and are depreciated on a straight-line basis over the estimated useful life not exceeding three years. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the lease.

Capitalized software is carried at cost and amortized on a straight-line basis over the estimate useful life of the related asset, not exceeding three years and is reviewed for impairment on an annual basis.

Capitalized costs in relation to leasing transactions are amortized as an adjustment to sub-lease income on a straight-line basis over the term of the sub-lease.

(Continued)

Employee compensation paid by the Company is recorded on an accrual basis. Incentive compensation paid by the Company is recorded on an accrual basis and is paid to employees in cash or CSG shares. During, 2003, the Company adopted the fair value method of accounting for stock compensation as prescribed in Statement of Financial Accounting Standard (SFAS) 123, *Accounting for Stock-Based Compensation*. The Company adopted this accounting standard using the "prospective method" as set out in SFAS 148, *Accounting for Stock Based Compensation – Transition and Disclosure*. Under the prospective method, compensation expense is recognized over the service period for all stock based awards granted for services provided after January 1, 2003. Stock option awards granted in the prior year, if not subsequently modified, will continue to be accounted for under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* and no compensation expense has been or will be recognized for those stock options which had no intrinsic value on the date of grant and vested fully on issuance. Consequently, there would be no impact on 2004 net income if the fair value method of accounting had been applied to those stock option awards.

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of these financial statements is U.S. Dollars. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2004. Translation adjustments arising from translating the entity's financial statements into the reporting currency are recorded within accumulated comprehensive income.

(3) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that the terms of these transactions are on market terms that could be obtained from unrelated third parties. In addition, the Company has an arrangement with Credit Suisse, and other affiliated companies, whereby these companies will fund the payment of certain expenses incurred directly by the Company. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies represents accrued but unpaid amounts relating to these transactions. In addition, in July 2004, the Company entered into a fee sharing agreement with Credit Suisse. Credit Suisse pays the Company a percentage of the income earned by Credit Suisse from shared clients, which the Company introduces to Credit Suisse.

All Company employees are members of the Credit Suisse Group Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group Pension Plan on behalf of its employees.

(Continued)

The Credit Suisse Group Swiss Share Plan (the Plan) provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include a provision to deliver CSG shares to the employees as compensation for services performed. The company purchases the shares from CSG for delivery to employees.

(4) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space and computer equipment, expiring at various dates through 2014. At December 31, 2004, noncancelable leases in excess of one year had the following minimum lease commitments:

		Minimum lease payments	Minimum sublease revenue
Year ending December 31:			
2005	$	779,116	440,154
2006		711,076	440,154
2007		748,346	348,202
2008		783,033	306,632
2009		786,019	306,632
2010 and thereafter		2,139,274	741,026
	$	5,946,864	2,582,800

(5) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2004, the Company's net capital was $9,432,412, which was in excess of the minimum requirement of $186,858 by $9,245,554. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through two broker-dealers on a fully disclosed basis.

(6) Taxes

As a Swiss domiciled broker - dealer, the Company is subject to taxes in Switzerland and the United States of America. For the year ended December 31, 2004, the Company recorded tax losses for Swiss and US tax purposes. A deferred tax asset of approximately $6 million has been established with respect to the Swiss and U.S. current and prior year tax losses. However, the Company has established a valuation allowance of approximately $6 million, resulting in a net deferred tax asset of zero, as management has determined that the realization of the deferred tax asset is uncertain.



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Credit Suisse Private Advisors:

In planning and performing our audit of the of financial statements of Credit Suisse Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2005